SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JUNE TRAFFIC GROWS 7% TO 12.6M CUSTOMERS

LOAD FACTOR UNCHANGED AT 96%  ON  LOWER FARES

Ryanair, Europe's No.1 airline, today (3 July) released June traffic statistics as follows:
●
Traffic grew 7% to 12.6m customers
●
ATC strikes and staff shortages caused over 1,100 flight cancellations in June compared to just 41 cancellations in June 17
●
Rolling annual traffic to June grew 7% to 132.9m customers

	June 17	June 18	Change
Customers	11.8M	12.6M	+7%
Load Factor	96%	96%	-

Ryanair's Kenny Jacobs said:

"Ryanair's June traffic grew by 7% to 12.6m customers, while our load factor remained strong at 96%, on the back of lower fares.

Regrettably over 210,000 Ryanair customers had their flights cancelled in June because of 4 weekends of ATC strikes and repeated UK, German and French ATC staff shortages. Ryanair calls for urgent action by the EU Commission and European governments to ameliorate the effect of ATC strikes and staff shortages in the UK, Germany and France from disrupting the travel plans of millions of Europe's consumers this summer."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949            Tel: +353-1-6789333
press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 July, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary